CERTIFICATE OF QUALIFIED PERSON

Ramón Mendoza Reyes, P.Eng.

Vice President of Technical Services

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, Ramón Mendoza Reyes, P.Eng., am employed as Vice President of Technical Services with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report entitled "La Encantada Silver Mine, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020.

I graduated from the National Autonomous University of Mexico with a Bachelor of Science Degree in Mining Engineering in 1989, and also obtained a Master of Science Degree in Mining and Earth Systems Engineering from the Colorado School of Mines in Golden, Colorado, in 2003.

I am a member of the Engineers and Geoscientists British Columbia (P.Eng. #158547).

I have practiced my profession continuously since 1990, and have been involved in precious and base metal mine projects and operations in Mexico, Canada, the United States of America, Chile, Peru, and Argentina.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I have visited the La Encantada Silver Mine on several occasions from 2014 to 2019. My most recent site visit and inspection was on April 11-12, 2019.

I am responsible for Sections 1.1 to 1.3, 1.9.2, 1.12 to 1.15, 2 to 5, 15, 18 to 24, 25.1, 25.7, 25.9, 25.11 to 25.16, and 27 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

Since joining First Majestic in April 2014, I have been involved with the La Encantada Silver Mine overseeing technical and operational aspects including mine planning, mining method selection, implementation of the caving mining method, implementation of the roasting system and all activities related to mineral reserves estimation.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Signed and sealed"

Ramón Mendoza Reyes, P.Eng.

Dated: March 22, 2021